Exhibit 99.2

2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Agenda and Explanatory Notes

Date:	May 21, 2015 at 09.00 A.M. local time

Location:	The Waldorf Astoria Hotel
Herengracht 542-556, Amsterdam (1017 CG), The Netherlands

Opening

Introductory Remarks

Approval of 2014 statutory accounts; addition of 2014 profits to retained earnings; discharge of Directors

1.                                      To approve the annual statutory accounts of Yandex N.V. (the ‘‘Company’’) for the 2014 financial year (prepared in accordance with IFRS in accordance with the Dutch Corporate Governance Code). (Decision)

2.                                      To add the profits of the Company realized in the 2014 financial year to the retained earnings of the Company. (Decision)

3.                                      To discharge the members of the Board of Directors from their liability towards the Company in respect of the management of the Company during the 2014 financial year. (Decision)

Re-appointment of directors

4.                                      To re-appoint John Boynton to serve as a non-executive member of the Board of Directors, for a three-year term. (Decision)

5.                                      To re-appoint Esther Dyson to serve as a non-executive member of the Board of Directors, for a three-year term. (Decision)

Cancellation of shares

6.                                     To cancel 11,109,806 outstanding Class C shares, all held by the Company. (Decision)

Amendment of Articles of Association

7.                                      To amend the Company’s Articles of Association and authorize Mr. Alex de Cuba, legal counsel at Yandex N.V., and each of the lawyers, notaries and tax advisers of Van Doorne N.V., acting individually, to sign a notarial deed of amendment of the Articles of Association on behalf of Yandex N.V. (Decision)

Appointment of Auditor

8.                                      To appoint ZAO Deloitte & Touche CIS, an independent registered public accounting firm, as auditors of the Company’s consolidated financial statements for the 2015 financial year (to be prepared under U.S. GAAP), and its Dutch affiliate as external auditors of the Company’s statutory annual accounts for the 2015 financial year (to be prepared under IFRS). (Decision)

General designations and authorizations of the Board of Directors

9.                                      To designate the Board of Directors as the competent body to issue from time to time ordinary shares and preference shares up to the respective authorized share capital of the Company for a period of five years from the date of the Annual General Meeting. (Decision)

10.                               To designate the Board of Directors as the competent body to exclude pre-emptive rights of the existing shareholders in respect of the issue of ordinary shares and preference shares for a period of five years from the date of the Annual General Meeting. (Decision)

11.                               To authorize the Board of Directors for a period of 18 months to repurchase shares in the capital of the Company up to a maximum of 20% of the issued share capital from time to time, in the case of Class A shares, against a purchase price equal to the market price on the Nasdaq Global Select Market of the Class A shares at the time of repurchase. (Decision)

Other business

Any other business.

* * *

Explanatory Notes to the Agenda

Opening

The Chief Executive Officer will look back on 2014, including the Group’s financial performance, and will look ahead, explaining the strategy and plans of Yandex for 2015.

1-3.                           Approval of 2014 Annual Statutory Accounts of Yandex N.V.; addition of 2014 profits of the Company to retained earnings; discharge of the members of the Board of Directors from their liability towards the Company for management during the 2014 financial year

These agenda items include proposals to adopt the 2014 Statutory Accounts and to add the profits of the Company realized in the 2014 financial year to the retained earnings of the Company, as well as to discharge the members of the Board of Directors, in accordance with Dutch law, from the liability towards the Company for the performance of their duties in 2014. Such discharge only covers matters that are known to the Company at the 2015 AGM when the resolution to discharge is adopted. Copies of the 2014 Statutory Accounts are available for inspection by shareholders at the registered office of the Company, and can also be obtained from Investor Relations, tel +7 495 739-7000 or by email: askir@yandex-team.ru.

4.                                      Re-appointment of John Boynton as a non-executive member of the Board of Directors

It is proposed to re-appoint John Boynton as a non-executive member of the Board of Directors of the Company for a three-year term with effect from May 21, 2015 and running until the annual general meeting to be held in 2018.

John Boynton, age 49, has been a non-executive director of Yandex N.V. (or its predecessor company) since 2000. Mr. Boynton is the president of Firehouse Capital Inc., a privately held investment company with investments in a variety of early stage companies. He also serves on the boards of several non-profit organizations. Mr. Boynton served as a founder and managing director of Wilson Alan LLC from 2001 through 2006, as vice president of corporate strategy and development at Forrester Research from 1997 to 2001, as a strategy consultant with Mercer Management Consulting from 1995 to 1997, and as co-founder and president of CompTek International from 1990 to 1995. Mr. Boynton graduated from Harvard College.

The Board of Directors is pleased that Mr. Boynton is available to continue to serve as a member of the Board of Directors.

5.                                      Re-appointment of Esther Dyson as a non-executive member of the Board of Directors

It is proposed to re-appoint Esther Dyson as a non-executive member of the Board of Directors of the Company for a three-year term with effect from May 21, 2015 and running until the annual general meeting to be held in 2018.

Esther Dyson, age 63, has been a non-executive director since 2006. Since 2013, Ms. Dyson has been the full-time founder of HICCup (Health Initiative Coordinating Council) and its Way to Wellville project, a five-year, five-community health challenge. She also remains an active investor and board member in a variety of IT, health care and aerospace start-ups, and sits on the board of Luxoft (LXFT), another company of Russian origin. She started her career as a fact-checker for Forbes Magazine, and then spent five years as a securities analyst on Wall Street. At New Court Securities, Ms. Dyson comprised the sell-side research department, and worked on the initial public offering of Federal Express, among others. At Oppenheimer & Co., she followed the nascent software and personal computer markets. From 1982 to 2004, as the owner of EDventure Holdings, she edited its newsletter Release 1.0 and ran its annual PC Forum conference. She sold EDventure to CNET in 2004, and reclaimed the name when she left CNET at the beginning of 2007. Starting from her first visit in 1989, her Russian interests have included advisory board seats with both IBS Group and SUP/Live Journal, and investments in the technology companies TerraLink, Epam and UCMS. In the U.S., she is on the boards of 23andMe, Meetup, XCOR Aerospace and others. She has a B.A. in economics from Harvard University.

The Board of Directors is pleased that Ms. Dyson is available to continue to serve as a member of the Board of Directors.

6.                                      Cancellation of outstanding Class C shares

The Company has issued Class C shares from time to time solely for technical purposes, to facilitate the conversion of its Class B shares into Class A shares. The Company’s Class C shares were held by a Conversion Foundation managed by members of the Board of Directors, have been transferred for no consideration to the Company for the purpose of cancellation, and will be cancelled following the AGM.

7.                                      Amendment of the Company’s Articles of Association and authorization of Mr. Alex de Cuba, legal counsel at Yandex N.V., and each of the lawyers, notaries and tax advisers of Van Doorne N.V., acting individually, to sign the notarial deed of amendment of the Articles of Association on behalf of Yandex N.V.

The Company will propose an amendment to its Articles of Association to reduce the number of authorized shares by (1) 10,574,888 Class B shares and (2) 10,574,888 Class C shares (together representing approximately € 2 million in authorized share capital), following the conversions of Class B share into Class A shares effected since the 2014 Annual Meeting of Shareholders. In addition, the Company will propose an amendment to its Articles of Association to the effect that the distributable profit of the Company shall be at the disposal of the Board of Directors. A copy of the deed of amendment of the Articles of Association is available for inspection by shareholders at the Company’s registered offices, and can also be obtained on our website, http://company.yandex.com/investor_relations, or from Investor Relations, tel +7 495 739-7000 or by email: askir@yandex-team.ru.

8. Appointment of the external auditor of the Company

In accordance with Dutch law, the external auditor of the Company is appointed at the AGM. The Audit Committee has advised the Board of Directors to propose at the AGM the re-appointment of ZAO Deloitte & Touche CIS, an independent registered public accounting firm, as auditors of the Company’s consolidated financial statements for the 2015 financial year (to be prepared under U.S. GAAP), and its Dutch affiliate as external auditors of the Company’s statutory annual accounts for the 2015 financial year (to be prepared under IFRS).

9-11.                    General authorization of the Board of Directors to (i) issue ordinary shares and preference shares; (ii) exclude pre-emptive rights; and (iii) acquire shares in the Company

The proposals to authorize the Board of Directors (i) to issue ordinary shares and preference shares, in an amount up to the authorized share capital from time to time of the Company, and (ii) to exclude the pre-emptive rights of shareholders in respect of such issuances are intended to give the Board of Directors flexibility in financing the Company in the most efficient manner. In addition, enabling the Board of Directors to authorize the issue of a class of preference shares in such a manner as to dilute the interest of any potential acquirer is intended to make a takeover of the Company more difficult or less attractive. Furthermore, such authorizations give the Board of Directors flexibility in the context of acquisitions and mergers.

The proposal to authorize the Board of Directors to repurchase shares in the capital of the Company, up to a maximum of 20% of the issued share capital from time to time, in the case of Class A shares, against a purchase price equal to the market price on the Nasdaq Global Select Market of the Class A shares at the time of repurchase, is intended to, among other things, enable the Company to flexibly manage its capital structure in light of market conditions and the Company’s financial position.

Adoption of these proposals at the AGM replaces the current authorizations of the Board of Directors in respect of these matters, which were granted at the Annual General Meeting of Shareholders on May 21, 2014.